Offering Statement for YouStake, Inc. (“YouStake”)

Paul Riss:	paul@netcapital.com

The Company

1. **What is the name of the issuer?**

   YouStake, Inc.

Eligibility

2. **The following are true for YouStake, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Nick DeGeorge

   Entrepreneur, musician, dreamer, and life enthusiast. YouStake Cofounder and Head of Customer Success. 5 1/2 yrs Merrill Lynch Financial Manager for Barron's Top Advisory, Private Wealth Team servicing the Ultra Affluent. FINRA Series 7 & 66 licences. B.S. Professional Aeronautics with Management and Logistics specialization from Embry Riddle Aeronautical University.

   Scott Hansbury

   6x startup entrepreneur with 3 exits. Cofounder and COO at YouStake. CxO from idea to growth to acquisition, with expertise in technology, software, and finance. BS in Computer Science at Penn State University.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Frank DeGeorge

Securities:	3,200,000
Class:	Common stock
Voting Power:	32.0%

Scott Hansbury

Securities:	2,200,000
Class:	Common stock
Voting Power:	22.0%

Nick DeGeorge

Securities:	2,200,000
Class:	Common stock
Voting Power:	22.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

We are the first company to take the old school, handshake, backroom deal process of "staking" to the mainstream audience using technology. Our vision is to be the financial technology that drives growth across multiple sports segments, where players can raise capital to compete + fans can gain more than just content through investment and entertainment + operators can list events and grow their overall audience through the marketplace or via white labeling our software.

For additional information, please see attached *businessplan.pdf*

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the

terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in YouStake, Inc. speculative or risky:**

    1. Our industry is speculative: sports segments will continue to grow and exist in terms of market size and opportunity.

    2. You should consider, among other factors, the risks and uncertainties encountered by companies that, like YouStake, are in their early stages. For example, unanticipated expenses, problems, and technical difficulties may occur and they may result in material delays in the operation of our business, in particular with respect to our services and products. We may not successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of our capital stock to the point investors may lose their entire investment.

    3. We may face a challenging regulatory environment: one component of our business model (staking) may require future regulations and/or registrations with the SEC.

    4. We have a limited operating history in our current line of business. We are subject to all risks inherent in a developing business enterprise. Our likelihood of success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in the competitive and regulatory environment in which we operate.

    5. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement.

    6. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.

    7. We may conduct future offerings of our common stock and pay debt obligations with newly issued common stock, which may diminish our investors' pro rata ownership.

    8. Because we have entered into an industry that is rapidly developing, it is crucual to our future success that we keep pace with the growth. Toward that end, we will be aggressively pursuing opportunities to enter into joint venture arrangements with other industry participants or to acquire additional businesses or assets. Any such events will require substantial management time and resources, which may distract from our core operations to their detriment.

    9. The Company's success also depends on the Company's ability to attract, train, and retain qualified personnel, specifically those with management and product development skills. In particular, the Company must hire additional skilled personnel to further the Company's research and development efforts. Competition for such personnel is intense. If the Company does not succeed in attracting new personnel or retaining and motivating the Company's current personnel, the Company's business could be harmed.

    10. Effective internal controls are necessary for us to provide reliable financial reports and prevent

fraud. If we cannot provide reliable financial reports or prevent fraud, we will not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation with investors may be harmed. As a result, our small size and any current internal control deficiencies may adversely affect our financial condition, results of operation and access to capital.

11. We have not paid any dividends on our common stock in the past, and do not anticipate that we will declare or pay any dividends in the foreseeable future. Consequently, investors will only realize an economic gain on their investment in our common stock if the price appreciates. Investors should not purchase our common stock expecting to receive cash dividends. Investors must realize that they may lose their entire investment

The Offering

YouStake, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $535,000 through an offering under Regulation CF. In the event the Company fails to reach their offering target of $10,000, any investments made under offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   We are very excited to offer this opportunity for new investors to become shareholders in YouStake. Over the past 2 years, our team has found product-market-fit in an industry that is full of complicated nuances which lacked serious use of new age technology.

   We are offering up to $535,000 worth of shares in our company to close out our "seed round," with a purpose of investing in growth and development. Every investor becomes a part of our journey, and we look forward to growing YouStake for years into the future.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$535,000
Less: Offering Expenses	$490	$26,215
Net Proceeds	$9,510	$508,785
Marketing & Advertising	$0	$32,785
Sales	$0	$8,984
Administrative	$0	$2,406
Payroll	$0	$204,576
Development	$9,510	$166,373
Taxes	$0	$19,905
Occupancy	$0	$18,380
Office Expenses	$0	$3,895
Professional Fees	$0	$48,313
T&E Expenses	$0	$3,168
Total Use of Net Proceeds	$9,510	$508,785

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and YouStake, Inc. must agree that a transfer agent, which keeps the records of all of our outstanding Common Stock, will issue digital securities in the investor's name (a paper stock certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of shares that they own in our company. These securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and click to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Ownership and Capital Structure

The Offering

12. **Describe the terms of the securities being offered.**

    We are issuing Common Stock at an offering price of $0.50 per share.

13. **Do the securities offered have voting rights?**

    The Common Stock are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter comes before the shareholders, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

14. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the shares on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

15. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
    The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

    ## Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	11,500,000	9,574,000	Yes	

Options, Warrants and Other Rights

Not applicable.

17. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

$746,000 has been received from various investors under the arrangements of a SAFE (Simple Agreement for Future Equity) agreement. These amounts are automatically redeemable into shares of the Company's common stock upon the issuance of shares in a qualified equity financing at an average of a 75%-80% discount on the funding prices. These agreements represent rights for future participation in a future funding event.

The Company also entered into a KISS (Keep It Simple Security)agreement in the aggregate amount of $ $125,000. The note included a $25,000 "program fee" to be retained by the investor, resulting in a net balance of $100,000 outstanding. The KISS agreement also allows the investor to participate in a future funding round at a discount of 80%, however the agreement contains an additional conversion clause. If a qualified equity funding has not taken place or is not anticipated, the investor has the option of converting the full balance into shares of the Company's common stock after 18 months.

18. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

19. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?**

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

As minority owners, the crowd funding investors are subject to the decisions made by the management team or the three shareholders who each own more than 20% of the outstanding shares.

20. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The valuation is based on a current term sheet from a third-party investor.

21. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

The company is owned approximately (pre-dilution, pre-round) 76% by founders and 20% by individual advisors. Owning a minority percent in YouStake carries risk associated with voting rights, and the majority shareholders may exercise their voting rights in a manner that is not favorable to the interest of individuals who are minority holders.

22. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities.

If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline.

A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors.

We may need to negotiate with a related-party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

23. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	KISS Agreement
Amount Outstanding:	$125,000
Interest Rate:	0.0%
Maturity Date:	September 30, 2017
Other Material Terms:	

> During the year ended April 30, 2016, the Company entered into a KISS (Keep It Simple Security) agreement in the aggregate amount of $125,000. The note included a $25,000 "program fee" to be retained by the investor, resulting in a net balance of $100,000 that was remitted to the Company. The KISS agreement also allows the investor to participate in a future funding round at a discount of 80%, however the agreement contains an additional conversion clause. If a qualified equity funding has not taken place or is not anticipated, the investor has the option of converting the full balance into shares of the Company's common stock after 18 months.

24. **What other exempt offerings has YouStake, Inc. conducted within the past three years?**

Date of Offering:	05/2016
Exemption:	Section 4(a)(2)
Securities Offered:	Other

Amount Sold: $317,000

Use of Proceeds:

> Raised money using SAFE (Simple Agreement for Future
> Equity) agreement. Proceeds were used for startup capital.

Date of Offering: 05/2017

Exemption: Section 4(a)(2)

Securities Offered: Other

Amount Sold: $429,000

Use of Proceeds:

> Raised money using SAFE (Simple Agreement for Future
> Equity) agreement. Proceeds were used for working
> capital.

25. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

26. **Does the issuer have an operating history?**

    Yes.

27. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    The company has been operating since June 2015, with each fiscal year beginning on May 1 and ending on April 30. After two fiscal years, the observation of the sales cycle is that Q1 and Q2 have heavier volume of activity and Q3 and Q4 are slower periods of revenue generation. The reason behind the historical cyclical activity is due in part to the number of skilled games tournaments that occur in the summer months versus the winter months. In the future, this seasonality may change and potentially even out as more skilled games and sports segments players and operators onboard as customers.

    Liquidity on the marketplace is maintained through player listings. Cash flow is driven by purchases and is offset by event expenses as players use these funds to enter events.

    At April 30, 2017 and 2016, we had cash balances of $39,172 and $250,696, respectively.

    Our revenues for the year ended April 30, 2017, increased by $769,208, or 4,943%, to $784,770, as

compared to $15,562 for the year ended April 30, 2016. The increase is revenues is due to the growth of player listings, which amounted to $7,475,025 in fiscal 2017, with $781,600 in backer purchases. Players listings were nominal in fiscal 2016.

Our operating loss for the year ended April 30, 2017, increased by $295,565, or 90%, to $623,623, as compared to $295,565 for the year ended April 30, 2016.

Net interest expense for the year ended April 30, 2017, increased by $13,875 or 501%, to $16,645, as compared to $2,770 for the year ended April 30, 2016. Interest expense reflects the amortization of an original issuance discount on our KISS loan.

In fiscal 2018, we anticipate our average monthly burn rate will be approximately $54,000 or $648,000 on an annual basis. We are currently fundraising for additional outside investor capital that along with this raise is designed to give us a runway of 12-18 months.

Financial Information

28. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
CPA Review Report:	reviewletter.pdf

29. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines**

banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

1. at the time of the filing of this offering statement bars the person from:
    1. association with an entity regulated by such commission, authority, agency or officer?
    2. engaging in the business of securities, insurance or banking?
    3. engaging in savings association or credit union activities?
2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

YouStake, Inc. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

How it Works video: "What is YouStake.com? YouStake is a marketplace that allows everyone to safely and securely invest in their favorite skilled games players, like poker & eSports for example. Did you know that players of all skill levels allow fans and friends to purchase equity stake in the tournaments they play? Often when you see a player win that big prize for millions, they have backers that profit with them Investing in a player is known as "staking". Much like buying shares of a company in the stock market and profiting from great performance, in the same way when you "stake" a player in a tournament, you receive a percentage of the prize money when they win. YouStake applies the concept of staking to any sport or competition that has a cost to enter and a prizepool. Despite the fact that poker is a game of skill, in the short-term, there is luck involved. Players call this luck "variance", and they reduce variance by selling pieces of their entry fee "action" in their tournaments. Why YouStake.com? Well before YouStake, the process of staking players was largely underground. Hand to hand cash exchanges and scribbled notes of who owes who. Even worse, less than 1% of fans even had access to these deals. YouStake brings that process out of the shadows with a transparent & secure system that escrows the money raised to stake players, generates the contracts, and safely distributes the winnings to backers. Fans can now truly support the players they love with ease. Now before you start staking your favorite players, there is some lingo you should understand When a player decides to sell pieces of their action, they may offer a single event or a package of events, which is like their itinerary. On a package you will see a list of all the tournaments the player intends to enter, and the cost of each entry. For your purchase you will own a percentage of any winnings from all of those tournaments included in the package and any unused entries are refunded. So staking 5% on a package of events will get you 5% of any winnings from all tournaments included in that package. Another term you will see and need understand is "markup". Markup is a premium that poker players might charge on their action. Think of it as a multiplier, so a markup of 1.0 means there is no markup at all. Let's say Jamie has a $1,000 package listed at 1.1 markup. Buying a 10% piece of this package would cost you $110. 10% of $1,000 is $100, and a markup of 1.1x $100 = $110. That $10 premium goes to the player. Experienced players may seek higher markup because of past performance, similar to successful companies having higher stock prices. It's up to the market to determine if the markup is worth it. That's it folks, feel free to contact us or check out our FAQs page for more info. Stake smart and win big!"

Jamie Gold Montel Williams Video: 0:00 you steak is the first fully integrated 0:01 sports taking platform that allows the 0:03 masses to invest in skilled players for 0:06 entries into live events you stakes 0:09 created this technology platform so that 0:11 it's a fantasy experience where fans can 0:13 invest in their favorite players or the 0:15 best players that they can find and then 0:17 there's an interactive element to it so 0:20 only mistake established a simple safe 0:22 and secure environment where players and 0:23 backers can share in the winnings 0:25 equally for players it's amazing you 0:27 stake is free to sign up and it's free 0:29 to list your tournament for anybody who 0:31 wants to back a player on you stake they 0:33 can invest as little as twenty dollars 0:34 or as much as the package has to offer 0:36 this makes it the easiest way to handle 0:39 all the transactions so that people 0:40 don't have to deal with the money with 0:42 the taxes with the contracts any of it 0:44 it's all handled by you stay this summer 0:47 I decided to lift the World Series of 0:48 Poker package on you stake it didn't 0:50 cost me anything at all I just logged 0:52 onto the site set up my account and 0:54 listed the five poker tournaments that I 0:56 plan to play anyway 22 separate backers 0:59 bought pieces of my action some for as 1:01 little as 20 bucks and it turns out they 1:03 made a pretty good decision on my second 1:06 event of the summer I ended up finishing 1:07 in the money was a millionaire maker I 1:09 came in 230 second and one just over 1:11 5,700 dollars for me and my backers you 1:15 make secure and transparent platform 1:17 made it easy for me to sell my action 1:19 and all 22 my backers got to share in 1:21 the sweat of my events when I finish in 1:24 the money they receive the deposit 1:25 directly into their you stake account 1:27 for their percentage of my action now 1:30 we're all pretty much on a freeroll for 1:31 the rest of the summer most people don't 1:33 have the opportunity to cover the world 1:34 series of poker most people will never 1:36 have the opportunity to play in an event 1:37 like this so now they can actually be in 1:39 the event with us wait they can have a 1:41 piece of us top of this go to the sports 1:43 book and place my ball or literally put 1:47 my money on the team you snake only not 1:49 only in supporting multiple but is every 1:52 sporting event in the world via this is 1:54 the ultimate fan experience I mean if 1:56 anybody who wants to be involved with us 1:58 how exciting could it be if you're 2:00 actually our partners so you're taking a 2:01 piece of our action so that when we win 2:03 you win when we fail you fail but we all 2:06 do it together I said in a lot of poker 2:08 rooms all over the country you might 2:10 find me in

by God ie my family in 2:11 Florida you might 2:12 in Mississippi you might find me in 2:14 California and I soup I've said 2:16 sometimes with a lot of really good 2:18 players and I hear them all time saying 2:19 man I wish I could have played that 2:20 event I just didn't have it this week I 2:22 didn't have this week well it gives them 2:24 an opportunity to actually experience 2:26 and play because you do get some backing 2:28 but then I also think it may up your 2:31 game a little bit and why because now 2:33 you're not playing just for you there's 2:35 a responsibility in this and I think you 2:38 might say a little bit of a different 2:39 flight and your play may go up so if I 2:41 was a player out there just wondering 2:43 today move if I can get the backing and 2:45 do this that's the way I go the 2016 2:50 world series of poker main event kicks 2:51 off soon right here in Las Vegas click 2:54 on the link below and odor to register 2:55 as a you stake backer or used a player 2:57 and make sure you have some action in 2:59 the ten-thousand-dollar by and main 3:01 event I'm Louie Harrison for you fake 3:03 and i'll see you at the rio

Nicks pitch: "My name is Nick, and i'm a Co-Founder at YouStake. YouStake is a funding marketplace that allows fans to invest in players, and also share their winnings. If you're a true sports fan, there's no way to get closer to the action. We launched our MVP in 2015 and we've done just about a Million Dollars in sales. I'm going to talk a little bit a about one of our targets, eSports, but first, I'd like to show you what it is. Whether you like it or not, eSports is the fastest growing "sports" segment in the world. The 2016 League of Legends championship finals had 36 Million unique viewers, a video game. That's more than the 2016 NBA Finals! Today the entire world is connected and millions of people are spending hundred of millions of hours watching these competitions online, or in packed arenas like you see here. Staking is simply an investment. Just like all startup companies need capital to grow, competitors also need capital, for expenses like training, travel and entry fees. You can think of us like AngelList, but instead of funding companies, with YouStake you can fund players. The practice of staking a player has existed for decades, across many different sports and competitions. But running these competitions is very complicated. There are too many different systems being used. Eventbrite to register, gofundme to raise money, it can take weeks and weeks for an organizer to then reconcile and then use a service like PayPal to transfer winnings. None of these components communicate, and this is a lost revenue opportunity for Organizers. YouStake is the software solution that brings all of these components together onto one central platform. An Operating System for event organizers, so they can provide the best experience, a fundraising tool for players, so they can compete, and an investment platform that helps fans feel like a winner. Its very simple, a player can quickly create a campaign, share their link and start receiving investments right away. Backers can then view a bio and stats, to help with their decision to support. YouStake provides the legal agreements, works with Organizers, and securely processes all financial transactions. Investors are dumping big money into eSports, but the smart money should be going into the framework that will support the industry. The big vision for YouStake, is to become the infrastructure, that services ALL sports and competitions. We're already seeing predictable growth through player marketing, but the biggest opportunity is with the organizers, where we can drive revenue through B2B partnerships, which then feeds their user base into our Market Network. YouStake has been generating revenue since day 1. Our B2C model is 10% on purchases and 2.5% on registrations. Last year, we had over $7M in offerings and over the last two years our user base has grown more than 4 times, and that's mostly through organic marketing and word of mouth. My background is in Finance, I have FINRA Series 7 and Series 66 licenses and I led a Barron's Top Advisor team with over $600M AUM. Our CEO Frank, has over a decade of leadership experience in the Army and climbed the ranks from enlisted to officer, as a Captain. Scott our COO, has an impressive technology background, held multiple CxO positions, and has 3 positive exits with a $400M acquisition. Jason Robins is one of our closest Advisors, he's the founder & CEO DraftKings, the largest Daily Fantasy Sports site in the world. This team has a passion for growing businesses, and knows what it takes to go from idea to exit. We launched with Poker and eSports, we call this the Skilled Games vertical. 64% of this $16 Billion market comes from ticket sales, entry fees and sponsorships, and there are over 250K of these events every single year. Now we're expanding to support other sports like Golf, Tennis and, Fantasy Sports just to name a few. The market opportunity huge, and we believe we can reach $100M in marketplace listings with $20M in revenue by FY19. Our expansion strategy is to grow B2B revenue through white label and API products. Customers will pay $1K to $10K monthly, and we have a lead funnel with over 500 target organizers. To date we've raised from friends & family, and also did a note with VCs like 500 Startups and Social Starts. We have the best angel investors, including one of the first hires at Twitch. Now we're

raisingto accelerate growth, with emphasis on selling our Staking OS to Organizers. So if you're interested in investing in a company that provides the infrastructure to support an enormous opportunity, then let's talk."

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Pitch Deck:	pitchdeck.pdf

Ongoing Reporting

31. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: http://www.youstake.com

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.